UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
PittMoss LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 6, 2015

Physical address of issuer
2603 Duss Avenue, Ambridge, PA 15003

Website of issuer
https://www.pittmoss.com

Current number of employees
10

	Most recent fiscal year-end (2025)	**Prior fiscal year-end (2024)**
Total Assets	$933,769	$1,296,011
Cash & Cash Equivalents	$154,510	$310,768
Accounts Receivable	$86,620	$170,929
Current Liabilities	$867,484	$1,124,271
Non-Current Liabilities	$4,689,641	$3,570,760
Revenues/Sales	$602,563	$878,588
Cost of Goods Sold	$515,148	$723,269
Taxes Paid	$0	$0
Net Income	$(1,263,341)	$(1,252,665)


April 17, 2026

FORM C-AR

PittMoss LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by PittMoss LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.pittmoss.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 17, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made in this Form C-AR or any documents incorporated by reference herein speaks only as of the date of this for C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as mat be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

PittMoss LLC (the "Company" or "PittMoss") is a Delaware Limited Liability, formed on January 6, 2015.

The Company is located at 2603 Duss Avenue, Ambridge, PA 15003.

The Company's website is https://www.pittmoss.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

PittMoss manufactures gardening mixes, soil amendments, and animal bedding from recycled paper products. The Company conducts business in Pennsylvania and sells products direct to commercial growers (B2B) and through approximately three hundred (300) garden centers across twenty-two (22) states in addition to internet sales throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Force majeure events can have a significant effect on our business operations and revenue projections.

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics like COVID-19, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

The amount of capital the Company raised in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Substantial disruption to production at our, our third-party manufacturer's, or our suppliers' facilities could occur.

A disruption in production at our or our third-party manufacturer's facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of our ingredients, packaging materials and freight are subject to fluctuations attributable to, among other things, changes in supply and demand. The sales prices to our customers are a delivered price. Therefore, changes in our input and shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced or other value offerings which may adversely affect our results of operations. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

The consolidation of retail customers could adversely affect us.

Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

We may not be able to effectively execute our e-commerce business.

We sell our products over the Internet on our website, www.pittmoss.com, and Amazon via a third-party partner, which represent a small but growing percentage of our overall sales. The success of the e-commerce business depends on our investment in these platforms, consumer preferences and buying trends relating to e-commerce and our ability to both maintain the continuous operation of our online and fulfillment operations and provide a shopping experience that will generate orders and return visits to our platforms.

We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce business, including: changes in required technology interfaces; website downtime and other technical failures; costs and technical issues associated with website software, systems and technology investments and upgrades; data and system security; system failures, disruptions and breaches and the costs to address and remedy such failures, disruptions or breaches; computer viruses; and changes in and compliance with applicable federal and state regulations. In addition, our efforts to remain competitive with technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, may increase our costs and may not increase sales or attract consumers. Our failure to successfully respond to these risks and uncertainties might adversely affect our e-commerce sales, as well as damage our reputation or brands.

In addition, the success of our e-commerce business depends on the timely delivery of our products to our customers. The timely delivery of our products to our customers requires that our production operations have adequate capacity to support the current level of e-commerce orders and any anticipated increased levels that may occur as a result of the growth of our e-commerce business. If we encounter any production difficulties or a shut down for any reason, including as a result of a fire or other natural disaster, we could face shortages of inventory, resulting in delivery delays and dissatisfaction from our customers. Any of these issues could harm our business and reputation.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company' s products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company is dependent on its management and sales teams, and the loss of one or more members of these groups could harm the business and prevent the Company from implementing its business plan in a timely manner.

Our success depends substantially upon the continued services of our management team, particularly our Chief Executive Officer, Brian Scott. The Company has entered into an employment agreement with Mr. Scott. The unexpected loss of Mr. Scott or any other member of our management team could harm the Company's business, financial condition, cash flow or results of operations.

We are also substantially dependent on the continued services of our sales team because of their industry experience and knowledge of our products, customers and technology. We do not have employment agreements with any of our sales personnel and, therefore, they could terminate their employment with us at any time. The loss of one or more of the members of our sales team could harm the Company's business, financial condition, cash flow or results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in the industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Evolving tax, environmental and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both within and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities laws in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

We may not be able to recover amounts under judgments previously obtained due to bankruptcy proceedings.

The Company previously obtained judgments in its favor against both an operating entity and its individual owner in the amount of approximately $240,000. The individual owner has filed for protection under Chapter 12 of the U.S. Bankruptcy Code, and the operating entity has indicated its intent to file for bankruptcy protection.

As a result of the bankruptcy proceedings, the Company's ability to enforce the judgments is expected to be subject to the automatic stay, and the Company's claims will be addressed through the applicable bankruptcy processes.

The ultimate recovery, if any, is uncertain and may be significantly delayed, reduced, or eliminated. The Company may incur additional legal and administrative costs in connection with these proceedings. There can be no assurance that the Company will recover any portion of the judgment amounts.

Indebtedness and Liquidity Risk

The Company has a significant amount of outstanding indebtedness and other payment obligations. These obligations require the Company to make regular payments of principal and interest (and/or other payments), which reduce the cash available for operations, growth initiatives, and other corporate purposes.

The Company's ability to meet its debt obligations depends on its future operating performance and its ability to generate sufficient cash flow. If the Company is unable to generate adequate cash flow or obtain additional financing, it may be unable to service its debt or meet its other obligations as they become due. The Company also has obligations to make payments based on a percentage of its revenues, which further reduces the cash available to service its indebtedness and fund operations.

In addition, the Company's indebtedness may limit its ability to obtain additional financing, restrict its operational flexibility, and place it at a competitive disadvantage compared to less leveraged companies.

Any failure to comply with the terms of the Company's debt agreements could result in an event of default, which could cause some or all of the Company's indebtedness to become immediately due and payable. In such an event, the Company may not have sufficient liquidity to satisfy its obligations, which could adversely affect its business and financial condition. Certain of the Company's debt obligations are secured by its assets, which means that certain lenders have a priority claim over the Company's assets in the event of a default.

The Company currently has limited cash resources and expects that its existing cash may not be sufficient to fund operations for an extended period of time. As a result, the Company will need to obtain additional financing or significantly increase revenues in order to meet its obligations. There can be no assurance that such financing will be available on acceptable terms, or at all.

There is substantial doubt about our ability to continue as a going concern.

The Company incurred recurring losses from operations and have limited cash resources. As of April 17, 2026, the Company has cash sufficient to fund approximately one month of operations. In addition, the Company's ability to recover amounts under judgments previously obtained is subject to bankruptcy proceedings and is uncertain.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. If the Company is unable to obtain additional financing or otherwise improve its liquidity, the Company may be required to significantly curtail operations, liquidate assets, or seek protection under applicable bankruptcy laws.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

PittMoss makes and sells soil amendments, soil mixes, and animal bedding made from recycled and upcycled cellulose fiber materials such as paper and cardboard.

PittMoss' growing media provides improved growing conditions for plants when compared to traditional peat-based soils, while at the same time being better for the environment because it eliminates the massive carbon emissions related to peat mining, reduces water usage and reduces fertilizer runoff.

The Company's patented animal bedding products provide improved moisture and ammonia absorption while generating less dust than competitive products.

Business Plan

PittMoss makes and sells a next generation growing media made from recycled and upcycled paper products and cardboard and a proprietary mix of organic additives. PittMoss is certified organic and specifically engineered to be an ideal growing environment for plants. PittMoss produces bigger, stronger plants than most peat-based mixes and requires 2/3 less water than typical peat-based soils because it holds water like a sponge. Waterlogging isn't a problem because PittMoss also has superior aeration allowing for much better air/water exchange and considerably better root development than other denser soils. PittMoss retains both water and applied fertilizers so that less fertilizer can be used for the same-sized plants without the leaching that occurs with other soils that can cause nitrogen runoff and algae blooms in local water sources. In addition, because PittMoss products are peat-free or peat-reduced, PittMoss is contributing to reducing carbon emissions.

PittMoss can disrupt the current soil economy by recycling local paper and cardboard waste in almost every major metro area and turning it into locally made and distributed soils. This will eliminate the need for peat to be shipped from Canada, which offers tremendous logistical advantages and helps to further reduce our planet's carbon footprint.

PittMoss plans to open several company-owned facilities but could also offer a license model to domestic or international investors. In either case, PittMoss will be a "hyper-local" business – owned locally, recycling local waste materials, employing local manufacturing employees, and distributing soil locally to fill customer needs or improve any depleted soils within the region.

The Company has a line of commercial grower mixes and a line of retail products, as well as a patented animal bedding product. The Company expects to achieve profitability by selling its products through multiple channels:

- Commercial: PittMoss direct sells growers through a sample/trial process. The Company offers growing expertise to ensure its products are used effectively. The Company also provides post-sales support to ensure good crop/root growth. The Company advertises its products through grower magazines and trade shows.

- Wholesale: PittMoss employs and contracts sales reps who sell to garden centers and fulfill orders through a distribution partner. The Company helps to drive "sell-through" with brand ambassadors holding sales events at various locations in season.

- Retail: PittMoss direct sells to customers on its website, www.pittmoss.com, and on Amazon via a third-party partner using a digital marketing strategy. The Company advertises its products on social media sites, such as FaceBook, Instagram, and Twitter.

The Company's products have also been marketed for other uses. For example, PittMoss Prime has been sold as worm bedding material. In addition, PittMoss Grower Grade Brown has been used by mushroom growers in their casing layer.

The Company's Products and/or Services

Product / Service	Description	Current Market
PittMoss Plentiful	100% organic potting soil that includes natural fertilizers	Home gardeners and organic farmers
PittMoss Performance	Potting soil that includes mineral fertilizers	Home gardeners and organic farmers
PittMoss Prime	Organic retail soil amendment used in gardens, raised beds, and as a compost starter	Home gardeners, composters and vermiculturists
PittMoss Grower Grade	Soil amendment that helps improve soil and competitive products; made with a variety of products / formulas based on grower's need	Commercial horticulture growers and nurseries
PittMoss PM1	Peatlite Based Mix with 33% PittMoss	Commercial horticulture growers and nurseries
PittMoss PM2	Peat-bark based mix with 33% PittMoss	Commercial horticulture growers and nurseries
PittMoss PM3	Peat-reduced blend with wood fiber	Commercial horticulture growers and nurseries
PittMoss PM4	Peat-free blend with wood fiber	Commercial horticulture growers and nurseries

| PittMoss Prestige/Roost | Animal Bedding | Animal owners currently focused in the equine and poultry markets |
| PittMoss Coco Complete | Peat-free potting mix that is a blend of PittMoss fibers, coconut coir, and custom nutrients | Home gardeners and organic farmers |

Competition

The markets in which our products are sold are highly competitive. Our products compete against hundreds of similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value, and packaging are also important differentiating factors.

Our main feedstock competition is Canadian Sphagnum Peat Moss, which is a commoditized product that is both imported and responsible for the loss of wetlands and CO_2 emissions. PittMoss can also be a substitute for perlite, vermiculite, coco coir, and others. PittMoss can replace peat and these other feedstocks in all our competitors' products because PittMoss is both a feedstock and branded product. This differentiates us from other brands.

Our top three branded competitors are ProMix BX, Bumper Crop (Coast of Maine), and FoxFarm. Scott's Miracle Gro is the best-known brand in the industry, but it is known as a low-cost, low-quality product sold in big-box stores. PittMoss competes with the premium brands in the industry and is only sold in higher-value garden centers and independently owned hardware or feed stores.

PittMoss has growing traction among competitors who are soil mixers and make their own branded products. PittMoss sells its products to these competitors as a feedstock to eliminate part or all the peat used in their soils.

Customer Base

We sell our products to commercial growers of cannabis, mushroom, ground cover, perennials, annuals, and mixers/blenders. We direct sells growers through a sample/trial process and advertise through grower magazines and trade shows. We also sell our products direct-to-consumer via our PittMoss.com website and Amazon. In addition, through our wholesale strategy, we sell our products to consumers through approximately 300 home and garden centers in 22 states. We employ and contract independent sales reps who sell to garden centers. We help to drive "sell through" with brand ambassadors holding sales events at various locations in season.

Supply Chain

The Company's ingredients and supply chain are proprietary and protected information. Paper, cardboard, and other paper-based materials make up more than 80% of the Company's products, and the Company buys most of these materials from several recyclers in the Pittsburgh area. PittMoss purchases its other proprietary ingredients and packaging materials from various local and regional vendors. The Company's goal is to maintain a local supply chain as much as possible for local and communal support. To that end, the Company's ingredients are generally shipped within a 100-mile radius. Comparatively, the Company's peat-based competitors must import and truck peat from Canada, where 98% of peat is harvested. Because the Company is peat-free or peat-reduced, this provides the Company with a competitive advantage of lower shipping and importing costs for its raw materials.

PittMoss manufactures its products at its factory located in Ambridge, PA. The factory is equipped with equipment to fiberize the paper and cardboard, a mixer, conveyor belts, scales, and forklift. The Company is operating below its capacity, so it has room to grow. The Company's manufacturing process involves trade secrets and is difficult to replicate or reverse engineer. The Company has obtained patent protection around its proprietary mixing process. The Company believes its trade secrets are very valuable and provide a significant market advantage because PittMoss is the only recycled material soil-based product.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 11,597,687 B2	Bulk Animal Bedding	Patent	02/23/2022	03/07/2023	USA
US 11,912,632 B2	Materials Suitable as Substitutes for Peat Mosses and Processes and Apparatus Therefor	Patent	09/17/2015	02/27/2024	USA
US 11,919,830 B2	Materials Suitable as Substitutes for Peat Mosses and Processes and Apparatus Therefor	Patent	11/08/2021	03/05/2024	USA
US 12,116,324 B2	Materials Suitable as Substitutes for Peat Mosses and Processes and Apparatus Therefor	Patent	03/04/2024	10/15/2024	USA
98467964	PittMoss	Trademark	03/26/2024	12/31/2024	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company previously initiated litigation against an operating entity and its individual owner in connection with a commercial dispute and obtained judgments in its favor in the aggregate amount of approximately $240,409.

The individual owner has filed for protection under Chapter 12 of the U.S. Bankruptcy Code, and the operating entity has indicated its intent to file for bankruptcy protection.

Upon the filing by the operating entity, the automatic stay will apply to enforcement actions against both the operating entity and the individual owner. As a result, the Company's ability to enforce the judgments outside of the bankruptcy proceedings is expected to be restricted.

The Company intends to participate in the bankruptcy proceedings to protect its interests; however, the ultimate recovery, if any, is uncertain and may be delayed, reduced, or eliminated. The Company may incur additional legal costs in connection with these matters.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Scott	CEO & President Director	**PittMoss LLC**, CEO & Director, May 2016 – Present	**Pennsylvania State University - University Park**, B.A., History (1990) **Gannon University**, M.S., Computer and Information Science (2007)
Mont Handley	Director & Founder	**PittMoss LLC**, Director & Founder, July 2011 – Present **POTplugs Development Company**, LLC, Founder & Managing Member, September 2017 – Present **Purdue University – Northwest, Commercialization and Manufacturing Excellence Center**, Entrepreneur-in-Residence/Associate Director, June 2016 – November 2025	**Purdue University**, B.A., History (1988)
David Lilly	Director	**Lilly Management Group**, Owner, 2018 – Present	**State University of New York, Morrisville**, A.A.S., Business Management (1981)
Carl Nicolia	Director	**PSNergy, LLC**, President, January 2013 - Present	**Gannon University**, B.S.M.E, Mechanical Engineering (1984) **Oakland University**, M.S.E., Engineering (1986)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has ten (10) employees: eight (8) Full-Time / two (2) Part-Time.

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Company has issued the following outstanding securities:

Type of security	Common Units
Amount Outstanding	7,598,631
Voting Rights	Each holder of record of Common Units is entitled to one vote for each Common Unit held.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors (the "**Board**") and members may authorize and issue additional Common Units at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.89%*

* Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding warrants and options.

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Type of security	Series Seed Preferred Units[++]
Amount Outstanding	52,382,131
Voting Rights	Each holder of record of Series Seed Preferred Units is entitled to one vote for each Common Unit into which each Series Seed Preferred Unit held is convertible.
Anti-Dilution Rights	The conversion rate of the Series Seed Preferred Units is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Company's current operating agreement. The conversion price will also be subject to proportional adjustments for splits, distributions, recapitalizations, etc.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board and members may authorize and issue additional Series Seed Preferred Units and other classes of Preferred Units at a later date.(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	61.27%*

* Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding options.

[++] For so long as a management agreement between the Company and one of the holders of Series Seed Preferred Units (the "**Management Agreement Holder**") is in effect, the Management Agreement Holder has the right to appoint one (1) member of the Board.

The holders of Series Seed Preferred Units, exclusively and as a separate class, have certain special voting rights, such as the right to appoint two (2) members of the Board.

In addition, at any time when Series Seed Preferred Units are outstanding, the following must be approved by the holders of a majority of the Series Seed Preferred Units then outstanding, voting together as a single class and not as a separate series:

a) consummation of a liquidation event or effecting any other merger or consolidation;

b) amendment, alteration or repeal of any provision of the operating agreement or Certificate of Formation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Units;

c) creating, or authorizing the creation of, or issuing or obligating itself to issue any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption, or increase the number of Series Seed Preferred Units or increase the number of units of any additional class or series of equity unless the same ranks junior to the Series Seed Preferred Units with respect to distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption;

d) (i) reclassification, alteration or amendment of any existing security of the Company that is pari passu with the Series Seed Preferred Units in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Units in respect of any such right, preference, or privilege or (ii) reclassification, alteration or amendment of any existing security of the Company that is junior to the Series Seed Preferred Units in respect of distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Units in respect of any such right, preference or privilege;

e) purchasing or redeeming or paying or declaring any distribution or making any distribution on, any equity of the Company other than (i) redemptions or distributions of the Series Seed Preferred Units as expressly authorized in the operating agreement of the Company, (ii) distributions payable on the Common Units solely in the form of additional Common Units, and (iii) repurchases of equity from former employees, officers, directors, consultants or other persons who performed services for the Company as approved by the Board, including the approval of at least one member of the Board appointed by the holders of Series Seed Preferred Units;

f) creating, or authorizing the creation of, or issuing, or authorizing the issuance of any debt security, or permitting any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $50,000 unless such debt security has received the prior approval of the Board, including the approval of at least one member of the Board appointed by the holders of Series Seed Preferred Units;

g) creating or holding equity in any subsidiary that is not wholly owned by the Company, or selling, transferring or otherwise disposing of any equity of any direct or indirect subsidiary of the Company, or permitting any direct or indirect subsidiary to sell, lease transfer exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary;

h) increasing or decreasing the number of authorized members constituting the Board.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	2020 Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$241,849.85
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$7mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.70%*

* Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding options.

Type	2021 Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$491,066.77
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$7.5mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.12%*

* Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding options.

Type	2024 Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$31,500
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$15.0mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon a triggering event, conversion of outstanding SAFEs will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.21%*

Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding options.

Type	Convertible Notes
Face Value	$1,977,536
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$15.0mm Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon a triggering event, conversion of outstanding convertible notes will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.78%*

Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding options.

Type	Common Unit Options
Amount Approved	6,862,810
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	--
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Exercise of outstanding options will result in the issuance of equity units of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.03%*

* Assumes conversion of outstanding 2020 SAFE instruments at a $7mm valuation cap, 2021 SAFE instruments at a $7.5mm valuation cap, 2024 SAFE instruments at a $15mm valuation cap, convertible notes at a $15mm valuation cap, and together with full vesting and exercise of all outstanding options.

Simple Agreements for Future Equity (SAFEs)

The Company has issued Simple Agreements for Future Equity ("SAFEs") with an aggregate purchase amount of $417,500. The SAFEs are not equity interests and do not provide the holders with voting or dividend rights. The SAFEs will convert into shares of the Company's capital stock upon the occurrence of a future equity financing or other triggering event, in accordance with their terms.

The SAFEs include a 20% conversion discount, meaning that upon a qualifying equity financing, the SAFEs will convert into shares at a price equal to 80% of the price per unit paid by new investors in such financing. Because the price per unit in a future financing is not currently known, the number of units issuable upon conversion of the SAFEs cannot be determined at this time.

Warrants Issued in Connection with SAFEs

In connection with the SAFEs described above, the Company issued warrants to investors (the "Warrants"), which are separate from, and in addition to, the rights provided under the SAFEs.

The Warrants entitle the holders to purchase units of the Company's Preferred Units at an exercise price of $0.01 per unit based on a formula tied to the price per unit established in a future equity financing or other triggering event. As a result, the number of units issuable upon exercise of the Warrants is not fixed and cannot be determined at this time.

The Warrants represent additional potential dilution to existing stockholders beyond the units that may be issued upon conversion of the SAFEs.

Dilution Considerations

Investors should be aware that the SAFEs and Warrants described above may result in substantial dilution to existing unitholders. Because both the conversion price of the SAFEs and the exercise terms of the Warrants are based on the price per share in a future financing, the number of units that may be issued is uncertain and could be material depending on the terms of such financing.

Outstanding Debt and Other Obligations

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Private Working Capital Loan
Amount Outstanding	$530,437.49
Interest Rate	The Lender agreed to temporary interest rate relief for 12 months from January 15, 2026 (the "Forbearance Period"). During the Forbearance Period, the interest rate is reduced to 6.50% per annum. After the expiration of the Forbearance Period, the interest rate shall revert to 15% per annum thereafter through and including the date on which the Note, together with all accrued and unpaid interest thereon and all other amounts owing pursuant to the definitive loan documentation, is paid in full.
Amortization Schedule	The Company shall make mandatory principal payments equal to 7.50% of all Financing Proceeds received in cash during the Forbearance Period. Any remaining principal is due at maturity.
Description of Collateral	All current and after acquired business assets and intellectual property
Other Material Terms	N/A
Maturity Date	October 27, 2027

Type	Loan (U.S. Small Business Administration) Economic Injury Disaster Loan (EIDL)
Amount Outstanding	$140,215.43
Interest Rate and Amortization Schedule	3.75% per annum / 30-year amortization
Description of Collateral	All current and after acquired business assets
Other Material Terms	Payments commencing 07/03/2021
Maturity Date	July 3, 2050

Type	Private Long-Term Equipment Loan
Amount Outstanding	$68,121.63
Interest Rate and Amortization Schedule	7.50%
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	June 30, 2028

Type	Private Short-Term Working Capital Loans
Amount Outstanding	$50,000.00
Interest Rate and Amortization Schedule	10.00% / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	July 15, 2026

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Type	Private Short-Term Working Capital Loan
Amount Outstanding	$210,037.09
Interest Rate and Amortization Schedule	8.50% / Monthly Interest / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	November 1, 2026

Type	Private Short-Term Working Capital Loan
Amount Outstanding	$42,880.03
Interest Rate and Amortization Schedule	10.0%
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	March 31, 2027

Type	Private Short-Term Working Capital Loan
Amount Outstanding	$51,087.04
Interest Rate and Amortization Schedule	10.00%
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	August 1, 2028

Type	Private Short-Term Working Capital Loan
Amount Outstanding	$150,000.00
Interest Rate and Amortization Schedule	8.00% / Quarterly Interest / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	June 4, 2027

Type	Private Short-Term Working Capital Loan
Amount Outstanding	$25,000.00
Interest Rate and Amortization Schedule	10.00% / Quarterly Interest / Balloon
Description of Collateral	None: Unsecured
Other Material Terms	N/A
Maturity Date	September 1, 2026

Type	Private Promissory Note
Amount Outstanding	$312,000.00
Interest Rate and Amortization Schedule	Borrower shall pay monthly interest to the Lender equal to 14% simple interest per annum. For the months January 2026 through April 2026, the Lender agreed to reduce the monthly interest payment to $1,560. Commencing with the interest payment due in May 2026, the interest payment amount shall return to 14% simple interest per annum. Principal is due at maturity.
Description of Collateral	Accounts Receivable
Other Material Terms	N/A
Maturity Date	December 31, 2027

Revenue Loan Obligations

The Company has entered into revenue loan agreements with investors in connection with a crowdfunding offering. Under these agreements, the Company received aggregate proceeds of $293,630 in exchange for a contractual obligation to pay the investors a percentage of its future net revenues.

Pursuant to the terms of these agreements, the Company is required to pay 3% of its net revenues to investors on a quarterly basis until investors have received aggregate payments equal to 1.5 times the amount of the loan.

These payment obligations are not equity interests in the Company and do not provide investors with voting or ownership rights. However, they represent an ongoing obligation of the Company that is payable from its revenues and may reduce the cash available for operations, growth initiatives, and distributions to unitholders.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
BT PittMoss, LP	13,155,353 Series Seed Preferred Units	19.68%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's unaudited financial statements attached hereto as Exhibit A and related information included elsewhere in this report. The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Liquidity, Capital Resources, and Going Concern

The Company has incurred recurring losses from operations and has experienced negative cash flows from operations. As of April 15, 2026, the Company had cash on hand of approximately $50,163, which is sufficient to fund operations for approximately one month based on current expenditure levels.

The Company's ability to continue operations is dependent upon its ability to obtain additional capital through equity or debt financings, reduce operating expenditures, and improve operating performance. The Company is actively pursuing additional financing; however, there can be no assurance that such financing will be available on acceptable terms, or at all.

The Company previously obtained judgments in its favor against an operating entity and its individual owner. The individual owner has filed for protection under Chapter 12 of the U.S. Bankruptcy Code, and the operating entity has indicated its intent to file for bankruptcy protection. As a result, the Company's ability to enforce and collect on these judgments is subject to the automatic stay and the outcome of the bankruptcy proceedings. Any recovery, if any, may be significantly delayed, reduced, or eliminated. Accordingly, the Company does not currently rely on recovery of these amounts as a source of near-term liquidity.

These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued.

Management's plans to alleviate these conditions include raising additional capital through equity or debt financings, reducing operating expenditures, and pursuing recovery of amounts through the bankruptcy process. However, there can be no assurance that these plans will be successfully implemented or that sufficient funding will be available on acceptable terms, if at all.

Results of Operations

The Company generates revenues by selling soil amendments, soil mixes, and animal bedding to commercial growers, garden centers and other distribution partners, and directly to consumers through our website and Amazon.com. Revenues for the year ended December 31, 2025, were $602,563, compared to $878,588 for the year ended December 31, 2024. The decrease in revenues was primarily attributable to decreases in the wholesale channel. Due to cash constraints, the Company elected to focus on larger commercial customers in 2025. However, in the fourth quarter of 2025, the Company began a test on HomeDepot.com by selling 1 cubic foot bags of PittMoss Plentiful. Based on the results of this test, the Company may expand distribution by offering additional SKUs online or in stores.

Total operating expenses decreased to $1,373,454 for the year ended December 31, 2025, from $1,506,919 for the year ended December 31, 2024, because of decreases in general and administrative expenses, marketing, and research and development. Because of the decrease in revenues, the company focused on lowering and controlling these expenses.

Net loss was $1,263,341 for the year ended December 31, 2025, as compared to a net loss of $1,252,665 for the year ended December 31, 2024.

The Company does not expect to achieve profitability in the next 12 months. The Company is working on increasing wholesale sales by expanding distribution in home and garden centers, gaining distribution in Home Depot and other big box retail stores, and improving online sales with our third-party sales partner. The Company is continuing to focus on increasing market share and average order size per customer. The Company is also focusing on growing sales in the animal bedding market. Growth in this market is strategically significant as this market can provide non-seasonal, year-round sales.

Capital Expenditures and Other Obligations

The Company did not make any substantial capital expenditures in 2024 and 2025. The Company does not intend to make any material capital expenditures until it closes a Series A equity financing round.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of April 17, 2026.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

Significant estimates include, but are not limited to:

- Revenue recognition

- Allowance for doubtful accounts / collectability of receivables, including amounts subject to legal judgments and bankruptcy proceedings
- Accrued expenses and contingencies

Actual results could differ materially from those estimates.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The unaudited financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons:

- Carl Nicolia, Director: $25,000 unsecured loan agreement bearing interest at 10% and due September 1, 2026.

- Private Shareholder < 20% Owned: $50,000 unsecured loan agreement bearing interest at 10% and due July 15, 2026.

- Private Shareholder < 20% Owned: $210,037.09 unsecured loan agreement bearing interest at 8.5% and due November 1, 2026.

- Private Shareholder < 20% Owned: $150,000 unsecured loan agreement bearing interest at 8.0% and due June 4, 2027.

- Private Shareholder < 20% Owned: $68,121.63 unsecured loan agreement bearing interest at 7.5% and due June 30, 2028.

- Private Shareholder < 20% Owned: $51,087.04 unsecured loan agreement bearing interest at 10% and due August 1, 2028.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Brian Scott
_____

(Signature)

Name: Brian Scott
Title: CEO & Director
Date: 04/17/2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Scott	/s/Mont Handley
(Signature)	(Signature)
Name: Brian Scott	Name: Mont Handley
Title: CEO & Director	Title: Director
Date: 04/17/2026	Date: 04/17/2026

/s/David Lilly	/s/Carl Nicolia
(Signature)	(Signature)
Name: David Lilly	Name: Carl Nicolia
Title: Director	Title: Director
Date: 04/17/2026	Date: 04/17/26

EXHIBITS

Exhibit A   2025 and 2024 Financial Statements (unaudited)

Exhibit A
Financial Statements

PittMoss LLC
Statement of Operations
(unaudited)

		Year Ended December 31,		
		2025		**2024**
Revenue	$	602,563	$	878,588
Cost of Revenue		515,148		723,269
Gross Profit		87,415		155,319
Operating Expenses				
General and Administrative		1,140,370		1,199,068
Professional Fees		58,006		59,149
Plant Supplies and Expenses		66,127		49,236
Depreciation and Amortization		47,671		51,307
Research and Development		14,426		27,569
Marketing		46,854		120,590
Total Operating Expenses		1,373,454		1,506,919
Operating Income (Loss)		(1,286,039)		(1,351,600)
Other Income				
Other Income		22,698		98,935
Total Other Income		22,698		98,935
Provision for Income Tax				
Net Income (Loss)	**$**	**(1,263,341)**	**$**	**(1,252,665)**

PittMoss LLC
Statement of Financial Position
(unaudited)

	Year Ended December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 154,510	$ 310,768
Accounts Receivable, net	86,620	170,929
Prepaid Expenses	12,905	10,759
Inventory	195,396	259,559
Total Current Assets	449,431	752,015
Non-current Assets		
Property & Equipment, net	178,338	228,275
Financing Lease Right-of-Use Asset, net	26,349	36,245
Operating Lease Right-of-Use Asset, net	97,431	92,757
Intangible Assets, net	81,725	86,224
Security Deposits	100,495	100,495
Total Non-Current Assets	484,338	543,996
TOTAL ASSETS	**$ 933,769**	**$ 1,296,011**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 171,127	$ 191,961
Accrued Expenses	208,772	138,318
Line of Credit	-	174,840
Short-term Notes Payable	277,833	203,958
Current Portion of Notes Payable	94,733	311,235
Interest Payable on Notes Payable	7,167	1,353
Financing Lease Liability, Current	10,420	9,849
Operating Lease Liability, Current	97,431	92,757
Total Current Liabilities	867,484	1,124,271
Long-term Notes Payable	1,181,463	782,410
Financing Lease Liability, Noncurrent	15,636	26,103
Convertible Notes	1,977,536	1,847,536
Interest Payable on Convertible Notes	244,554	150,294
Revenue Loan Obligations	183,535	-
Future Equity Obligations (SAFE Notes)	1,086,917	764,417
Total Long-Term Liabilities	4,689,641	3,570,760
TOTAL LIABILITIES	5,557,125	4,695,031
EQUITY		
Members' Capital, net of distributions and cost of raising capital	6,165,160	6,126,155
Treasury stock	(287)	(287)
Accumulated Deficit	(10,788,229)	(9,524,888)
Total Equity	(4,623,356)	(3,399,020)
TOTAL LIABILITIES AND EQUITY	**$ 933,769**	**$ 1,296,011**

PittMoss LLC
Statement of Cash Flows
(unaudited)

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,263,341)	$ (1,252,665)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	55,255	65,886
Stock-Based-Compensation	39,005	70,441
Bad Debt Expense	57,509	104,771
Changes in operating assets and liabilities:		
Accounts Receivable	26,800	(153,412)
Inventory	64,163	26,271
Prepaid Expenses	(2,146)	3,886
Financing Right-of-Use-Asset	9,896	9,353
Operating Right-of-Use-Asset	(4,674)	(12,161)
Accounts Payable	(20,834)	75,702
Accrued Expenses	70,454	48,622
Interest Payable	100,074	93,619
Financing Lease Liability	(9,896)	(9,646)
Operating Lease Liability	4,674	11,281
Net Cash provided by (used in) Operating Activities	(873,061)	(918,052)
INVESTING ACTIVITIES		
Property & Equipment	(820)	-
Patent	-	(41,380)
Net Cash provided by (used in) Investing Activities	(820)	(41,380)
FINANCING ACTIVITIES		
Changes in Line of Credit	(174,840)	24,840
Proceeds from Notes Payable	346,833	634,563
Payments of Notes Payable	(90,405)	(51,209)
Proceeds from Convertible Notes Payable	130,000	381,477
Proceeds from Future Equity Obligations	322,500	31,500
Proceeds from Revenue Loan Obligations	183,535	-
Capital	-	(1,973)
Net Cash provided by (used in) Financing Activities	717,623	1,019,198
Net Change in Cash and Cash Equivalents	(156,258)	59,766
Cash at the beginning of period	310,768	251,002
Cash at the end of period	$ 154,510	$ 310,768
Supplemental Information		
Interest Paid	$ 117,284	$ 58,580
Income Taxes Paid	$ -	$ -

PittMoss LLC
Statement of Changes in Members' Equity
(unaudited)

	Common Units	Preferred Units	Members' Capital		Treasury Stock		Accumulated Deficit		Total Members' Equity
Ending Balance 12/31/23	7,590,821	52,382,131	$	6,057,687	$	(287)	$	(8,272,223)	$ (2,214,823)
Cost of Raising Capital	-	-	$	(2,676)					$ (2,676)
Contributions	7,810		$	703					$ 703
Stock-based Compensation	-	-	$	70,441					$ 70,441
Net Income (Loss)	-	-	$	-			$	(1,252,665)	$ (1,252,665)
Ending Balance 12/31/24	7,598,631	52,382,131	$	6,126,155	$	(287)	$	(9,524,888)	$ (3,399,020)
Stock-based Compensation	-	-	$	39,005					$ 39,005
Net Income (Loss)	-	-	$	-			$	(1,263,341)	$ (1,263,341)
Ending Balance 12/31/25	7,598,631	52,382,131	$	6,165,160	$	(287)	$	(10,788,229)	$ (4,623,356)